

SECURITIES AND EXCHANGE COMMISSION

07001466

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53006

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Veritrust Financial, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3755 Capital of Texas Highway South, Suite 130
(No. and Street)

Austin	Texas	78704
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edgar A. Brown (512) 488-0647
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 08 2007
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sprouse & Anderson, L.L.P.
(Name – *if individual, state last, first, middle name*)

515 Congress Ave., Suite 1212	Austin	Texas	78701
(Address)	(City)	(State)	(Zip Code)


RECEIVED
FEB 2 6 2007
185
PROCESSING
SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Edgar A. Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Veritrust Financial, L.L.C., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President and CEO

Title

Notary Public


CATHY D HOLLOWAY
My Commission Expires
February 1, 2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*******For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VERITRUST FINANCIAL, L.L.C.

FINANCIAL STATEMENTS
WITH SUPPLEMENTAL INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION
AND
INDEPENDENT AUDITORS' REPORT

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

VERITRUST FINANCIAL, L.L.C.

TABLE OF CONTENTS



SPROUSE & ANDERSON, L.L.P.
ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT

Managers and Members of
Veritrust Financial, L.L.C.
Austin, Texas

We have audited the accompanying statements of financial condition of Veritrust Financial, L.L.C. (the Company) as of December 31, 2006 and 2005, and the related statements of income (loss), changes in members' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control over financial reporting. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Sprouse & Anderson, L.L.P.

February 16, 2007
Austin, Texas

FINANCIAL STATEMENTS

VERITRUST FINANCIAL, L.L.C.

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2006 AND 2005

ASSETS

	2005	2005
Cash and cash equivalents (including restricted amounts of $25,000 and $29,595, respectively)	$ 589,812	$ 419,500
Prepaid expenses	56,507	-
Receivable from clearing organizations	538,851	321,159
Other current assets	21,604	25,131
Fixed assets, net of accumulated depreciation	19,588	54,462
Intangibles, net of accumulated amounts	518,467	565,108
TOTAL ASSETS	$ 1,744,829	$ 1,385,360

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accounts payable	$ 10,834	$ 24,468
Accrued expenses	486,069	318,588
Total Liabilities	496,903	343,056
MEMBERS' EQUITY		
Members' contributed equity	5,616,500	5,616,500
Retained deficit	(4,368,574)	(4,574,196)
Total Members' Equity	1,247,926	1,042,304
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 1,744,829	$ 1,385,360

SEE NOTES TO FINANCIAL STATEMENTS

VERITRUST FINANCIAL, L.L.C.

STATEMENTS OF INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
REVENUE		
Commission income	$ 7,259,146	$ 6,346,761
Service income	17,640	100,000
Other income	9,163	7,848
Total Revenue	7,285,949	6,454,609
EXPENSES		
Commission expense	5,781,509	5,458,543
General and administrative	180,744	196,019
Salaries and related costs	690,741	784,535
Licenses and permits	44,830	65,240
Consulting	18,279	31,045
Marketing and advertising	843	3,373
Depreciation and amortization	88,613	147,073
Professional	21,035	114,708
Rent	98,130	113,500
Travel and entertainment	18,092	39,026
Total Expenses	6,942,816	6,953,062
Operating Income (Loss)	343,133	(498,453)
OTHER INCOME (EXPENSE)		
Litigation settlements and related legal costs	(130,011)	(146,409)
Sale of payroll slot administration business	-	250,000
Other expense	(7,500)	-
Total Other Income (Expense)	(137,511)	103,591
NET INCOME (LOSS)	$ 205,622	$ (394,862)

SEE NOTES TO FINANCIAL STATEMENTS

VERITRUST FINANCIAL, L.L.C.

STATEMENTS OF CHANGES IN MEMBERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	Class A	Class B	Class C	Total	Retained Deficit	Total
Balance at December 31, 2004	$ 300,000	$ 3,000,000	$ 2,016,500	$ 5,316,500	(4,179,334)	$ 1,137,166
Member contributions	-	-	300,000	300,000	-	300,000
Net loss	-	-	-	-	(394,862)	(394,862)
Balance at December 31, 2005	$ 300,000	$ 3,000,000	$ 2,316,500	$ 5,616,500	(4,574,196)	$ 1,042,304
Member contributions	-	-			-	-
Net income	-	-	-	-	205,622	205,622
Balance at December 31, 2006	$ 300,000	$ 3,000,000	$ 2,316,500	$ 5,616,500	$ (4,368,574)	$ 1,247,926

SEE NOTES TO FINANCIAL STATEMENTS

VERITRUST FINANCIAL, L.L.C.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 205,622	$ (394,862)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Amortization expense	45,641	71,553
Depreciation expense	42,972	75,520
Decrease in accounts receivable	-	10,000
(Increase) decrease in prepaid expenses	(56,507)	121,863
Decrease (increase) in other assets	(214,165)	277,817
Decrease in accounts payable	(13,634)	(25,273)
(Decrease) increase in accrued expenses	167,481	(94,327)
NET CASH PROVIDED BY OPERATING ACTIVITIES	177,410	42,291
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of equipment	(8,948)	-
Proceeds from sale of equipment and software	1,850	-
NET CASH USED BY INVESTING ACTIVITIES	(7,098)	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Repayment of notes payable	-	(96,032)
Member contributions	-	300,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	-	203,968
NET INCREASE IN CASH AND CASH EQUIVALENTS	170,312	246,259
CASH AND CASH EQUIVALENTS, beginning of year	419,500	173,241
CASH AND CASH EQUIVALENTS, end of year	$ 589,812	$ 419,500
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid for income taxes	$ -	$ -
Cash paid for interest	$ 17	$ 1,393

SEE NOTES TO FINANCIAL STATEMENTS

NOTES TO FINANCIAL STATEMENTS

VERITRUST FINANCIAL, L.L.C.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

Veritrust Financial, L.L.C. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company's activities are regulated by the NASD and Securities Exchange Act of 1934. The Company operates under (SEC) Rule 15c3-3(k)(2)(i), which provides that all funds and securities belonging to the Company's customers would be held in a segregated account specifically for the benefit of customers. The Company is a Texas limited liability corporation.

FEDERAL INCOME TAX

The Company is organized as a limited liability company (L.L.C.) and has elected to be treated as a partnership for Federal income tax purposes. As such, the Company is not, in general, subject to Federal income tax, but rather income and expenses are passed through to the members, who must report the income and expenses on their respective income tax return.

REVENUE RECOGNITION

Security transactions (and related commission revenue and expense) by the Company are recorded on a trade date basis.

FIXED ASSETS AND INTANGIBLES

Depreciation is provided for financial purposes using tax basis, straight-line method over five to seven years.

Amortization for intangibles with definite lives is computed on a straight-line method over five years. Intangibles with indefinite useful lives are not amortized but tested at least annually for impairment. The Company's intangibles which are amortized represent developed software and are being amortized over five years. The Company's intangibles which are not amortized represent rights to sales representative.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

CASH AND CASH EQUIVALENTS

For purposes of reporting cash flows, cash and equivalents include cash on hand and highly liquid debt instruments with original maturities of three months or less.

Cash deposits exceeded the securities investors protection corporation limit by approximately $469,598 and $283,222, respectively, for the years ended December 31, 2006 and 2005.

RESTRICTED CASH

Restricted cash consists of the Company's clearing deposit with its clearing broker. Such amounts are not available for operating purposes.

MEMBERS' EQUITY

The Company is authorized to issue three classes of membership interests. Class A Membership Interests are voting membership interests. Class B Membership Interests are non-voting membership interests entitled to a six percent cumulative, preferential return on any distribution or dissolution. Class B Membership Interests are convertible into Class A Membership Interests in a 1:1 ratio, based on percentage interest, not monetary contribution, at any time following the third anniversary of their issuance. Class C Membership Interests are voting membership interests that may be issued only to managers, officers or full-time employees subject to forfeiture or indenture upon their termination of position, office, or employment with the Company. Class C Membership Interests will be entitled to all the privileges and responsibilities granted to the Class A Membership Interests.

Ownership interests are as follows:

Class	Ownership Percentage
A	81%
B	9%
C	10%

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ADVERTISING

Advertising costs are expensed as incurred. Advertising expense for the years ended December 31, 2006 and 2005 was $843 and $3,373, respectively.

RECLASSIFICATION

Certain reclassifications of prior year balances have been made to conform to current year presentation. Such reclassifications had no effect on total members' equity.

NOTE 2: OPERATING LEASES

The Company leases office space and office equipment under several non-cancelable operating leases. Rental expense for office space for the years ended December 31, 2006 and 2005 amounted to $98,131 and $113,500, respectively. Rental expenses relating to leased office equipment amounted to $46,245 and $29,058, for the years ended December 31, 2006 and 2005, respectively. Future minimum lease payments in excess of one year at December 31, 2006, are as follows:

2007	$ 107,251
2008	2,662
	$ 109,913

VERITRUST FINANCIAL, L.L.C.

NOTES TO FINANCIAL STATEMENTS
(Continued)

DECEMBER 31, 2006 AND 2005

NOTE 3: FIXED ASSETS AND INTANGIBLES

The classes of fixed assets and intangibles and the related accumulated depreciation and amortization are as follows:

	Cost	Accumulated Depreciation/ Amortization	Net
		2006	
Fixed Assets:			
Equipment	$ 370,355	$ 353,625	$ 16,730
Furniture	8,664	5,806	$ 2,858
Other	24,469	24,469	$ -
Total	$ 403,488	$ 383,900	$ 19,588
Intangibles:			
Software Development-Amortized	$ 328,948	$ 305,678	$ 23,270
Rights to Sales Representatives-Unamortized	495,197	-	495,197
Total	$ 824,145	$ 305,678	$ 518,467
		2005	
Fixed Assets:			
Equipment	$ 362,057	$ 313,256	$ 48,801
Furniture	8,864	4,521	4,343
Other	24,469	23,151	1,318
Total	$ 395,390	$ 340,928	$ 54,462
Intangibles:			
Software Development-Amortized	$ 329,948	$ 260,037	$ 69,911
Rights to Sales Representatives-Unamortized	495,197	-	495,197
Total	$ 825,145	$ 260,037	$ 565,108

Depreciation expense for the years ended December 31, 2006 and 2005 was $42,972 and $75,520, respectively.

Amortization expense for the years ended December 31, 2006 and 2005 was $45,641 and $71,553, respectively. Future estimated amortization expense for intangible assets is as follows:

2007	$ 23,172
2008	98
	$ 23,270

NOTE 4: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which required the maintenance of minimum net capital of $250,000 until January 4, 2006, and $50,000 thereafter, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006 and 2005, the Company had net capital of $631,760 and $397,603, respectively. The Company's ratio of aggregate indebtedness to net capital was .79 to 1 at December 31, 2006 and .86 to 1 at December 31, 2005.

In February 2007, the Company restated its FOCUS fillings as of July 30, 2005, August 31, 2005, September 30, 2005, and October 31, 2005. As shown in the restated FOCUS fillings, the Company did not meet the net capital requirements for the periods ending above. The deficiencies were cured during the fourth quarter of 2005.

NOTE 5: DEFERRED COMPENSATION PLAN

During 2002, the Company acquired a non-qualified deferred compensation plan under Internal Revenue Code section 457. The plan permits key representatives to defer a specified portion of their compensation. This plan was discontinued during 2006 and all balances due were paid to the participants. The Company has accrued approximately $-0- and $31,000 for December 31, 2006 and 2005, respectively, for its obligation under their plans.

NOTE 6: RELATED PARTY TRANSACTIONS

In June 2006, the Company entered into an agreement with a related party for its errors and omission insurance premium. The related party assumed all liability from the financing of the errors and omission premiums in exchange for monthly payments from the Company. The Company's President & CEO owns 100% of the related party. Under this arrangement, the Company paid one down payment of $36,506 at the beginning of the policy term and ten monthly payments of $20,742 each, commencing on June 1, 2006, and continuing monthly thereafter. The related party has the right to cancel and terminate the policy if payment is not received from the Company. As of December 31, 2006, the Company owed the related party $-0-.

The Company also provided administrative services to this related party during 2006. The Company recorded $17,640 for services income for the year ended December 31, 2006.

NOTE 6: RELATED PARTY TRANSACTIONS (Continued)

In November 2005, the Company entered into an agreement with an affiliated company for its errors and omission insurance premium. The affiliated company assumed all remaining liability from the previously financed errors and omission premiums in exchange for monthly payments from the Company. The affiliated company owns 100% of Class A and 100 % of Class C membership. The Company agreed to pay five monthly payments, each in the sum of $23,000, commencing on December 31, 2005, and continuing monthly thereafter, through April 1, 2006. The affiliated company has the right to cancel and terminate the policy if payment is not received from the Company. As of December 31, 2005, the Company owed the affiliated company $-0-.

In September 2005, the Company entered into an asset purchase agreement, where as the Company agreed to sell to a related party all legal and equitable title to any and all payroll slots currently administered by the Company and all other rights to operate and administer any and all payroll slots for $250,000. The Company also agreed to the sale of title and all the Company's rights to equipment and software programs used by the Company in the operation and administration of such payroll slots used by the Company. The Company's President & CEO owns 100% of the related party.

NOTE 7: CHANGE OF OWNERSHIP

The President & CEO of the Company, who also owns 100% of Class B Membership, has entered into an agreement on August 10, 2005 with the current owners of the membership interests of the Company to acquire 100% membership of the Company. The purchase price for the acquisition is $1,500,000 subject to certain downward revisions based on the Company's net commission revenue over the next several years. The purchase is subject to regulatory approval, and dependent of the Company maintaining a certain level of regulatory capital at closing.

Simultaneous with the closing as noted above, the President & CEO will grant options to a related party or its designee to acquire up to 50% of the Company, based on the Company's performance, for $100,000.

At the end of that 90 day period feasibility investigation period both parties elected to allow the agreement to expire without any change in ownership interest. The President & CEO remains with the Company under a long term employment agreement.

NOTE 8: COMMITMENTS AND CONTINGENCIES

The Company is involved in various legal actions arising in the normal course of business. The Company intends to vigorously defend against any lawsuits. Management of the Company, after consultation with outside legal counsel, believes that the resolution of these various lawsuits will not result in any material adverse effect on the Company's financial position.

<u>SUPPLEMENTAL INFORMATION</u>



SPROUSE & ANDERSON, L.L.P.
ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Members and Managers of
Veritrust Financial, L.L.C.
Austin, Texas

We have audited the accompanying financial statements of Veritrust Financial, L.L.C. as of and for the year ended December 31, 2006, and have issued our report thereon dated February 16, 2007. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sprouse + Anderson, L.L.P.

February 16, 2007
Austin, Texas

VERITRUST FINANCIAL, L.L.C.

COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS
AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2006

TOTAL MEMBERS' EQUITY	$ 1,247,926
Deductions:	
Non-allowable assets:	
Fixed asset, net of accumulated depreciation	(19,588)
Intangible, net of accumulated amortization	(518,467)
Unsecured receivable and prepaid insurance	(78,111)
Total Net Capital	$ 631,760
AGGREGATE INDEBTEDNESS	
Accounts payable	$ 10,834
Accrued expenses	486,069
Note payable	-
Total Aggregate Indebtedness	$ 496,903
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required of broker-dealer (6-2/3% of total aggregate indebtedness)	$ 33,127
Minimum dollar net capital requirement of broker-dealer	$ 50,000
Net capital requirement (greater of two above)	$ 50,000
Net capital over the required minimum	$ 581,760
Ratio: Aggregate indebtedness of net capital	.79 to1
RECONCILIATION WITH THE COMPANY'S COMPUTATION	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 631,760
Miscellaneous differences, audit adjustments	-
Net capital per above	$ 631,760

SEE AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION

VERITRUST FINANCIAL, L.L.C.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2006

COMPUTATION FOR DETERMINATION OF RESERVE REQUIRMENETS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

CREDIT BALANCES:	
Free credit balances and other credit balances in customers' security accounts	$ -
Total Credits	-
DEBIT BALANCES:	
Total Debits	-
RESERVE COMPUTATION:	
Excess of total credits over total debits	$ -
105% of excess of total credits over total debits	$ -
Amount held on deposit in "Reserve Bank Account," including value of qualified securities, at December 31, 2006	$ -

INFORMATION FOR POSSESSION OR CONTROL REQUIRMENTS UNDER 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The system and procedures utilizes in complying with the requirement to maintain physical possession or control of customers' fully paid and excess securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3.

Yes x
No ____

SEE AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION

REPORT ON INTERNAL CONTROL STRUCTURE



SPROUSE & ANDERSON, L.L.P.
ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Managers and Members of
Veritrust Financial, L.L.C.
Austin, TX

In planning and performing our audit of the financial statements and supplemental information of Veritrust Financial, L.L.C. (the Company) for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company (including tests of such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, or obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Independent Auditor's Report on Internal
Control Structure Required By SEC Rule 17a-5

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Spouse & Anderson, L.L.P.

February 16, 2007
Austin, Texas

END